[LETTERHEAD OF O’MELVENY & MYERS LLP]

November 17, 2004

VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER

Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549-0306 Attn: Owen Pinkerton, Attorney-Advisor

Re:	New Century Financial Corporation
New Century TRS Holdings, Inc.
Registration Statement on Form S-4 Filed November 4, 2004
(Registration Statement Nos. 333-120209-01 and 333-120209)

Ladies and Gentlemen:

This letter is submitted on behalf of New Century Financial Corporation, a Maryland corporation (“New Century Financial”), and New Century TRS Holdings, Inc., a Delaware corporation (“New Century TRS,” and, together with New Century Financial, the “Company”), in response to the comment in the Staff’s letter delivered to New Century Financial on November 16, 2004 (the “November 16, 2004 Letter”), in connection with the Company’s joint registration statement on Form S-4 (Registration Statement Nos. 333-120209-01 and 333-120209), which was filed with the Securities and Exchange Commission on November 4, 2004 (as amended, the “S-4 Registration Statement”). Unless stated otherwise, words used in this letter without definition are used as defined in the S-4 Registration Statement.

On behalf of the Company, the remainder of this letter responds to the Staff’s comment in the November 16, 2004 Letter. The Company’s response below corresponds to the numbered paragraph in the November 16, 2004 Letter. For your convenience, we repeat in bold italics the Staff’s comment prior to the Company’s response.

[LETTERHEAD OF O’MELVENY & MYERS LLP]

Securities and Exchange Commission, Division of Corporation Finance, November 17, 2004 – Page 2

Registration Statement on Form S-4

Documents Incorporated by Reference, page 81

1.	Please revise this section to incorporate by reference the required periodic reports for the predecessor to New Century Financial.

In response to the Staff’s request, the Company has revised the above-referenced section to incorporate by reference the required periodic reports to the predecessor to New Century Financial.

*        *        *

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 984-8793.

Thank you.

Very truly yours,

/s/ C. Brophy Christensen

C. Brophy Christensen

of O’Melveny & Myers LLP

cc:	Peter T. Healy, Esq.